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                                 HOLLINGER INC.

                 CANCELLATION OF SPECIAL MEETING OF SHAREHOLDERS

         Toronto, Ontario, Canada, March 28, 2005 - Hollinger Inc. ("Hollinger") (TSX: HLG.C; HLG.PR.B) announced today that, in light of the decision of the Ontario Securities Commission released earlier today, Hollinger's Board of Directors has determined to cancel the special meeting of Hollinger's shareholders scheduled for Thursday, March 31, 2005.

Company Background

         Hollinger's principal asset is its interest in Hollinger International Inc. which is a newspaper publisher, the assets of which include the Chicago Sun-Times, a large number of community newspapers in the Chicago area and a portfolio of news media investments. Hollinger also owns a portfolio of revenue-producing and other commercial real estate in Canada, including its head office building located at 10 Toronto Street, Toronto, Ontario.

Media contact:
Larry Parnell
Hill & Knowlton
416-413-4623
larry.parnell@hillandknowlton.ca

                              www.hollingerinc.com